FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 4E

National Australia Bank Limited

Preliminary final consolidated report

Financial year ended September 30, 2004

National Australia Bank Limited ABN 12 004 044 937 (the ‘Company’)

A reference in this Appendix 4E to the ‘Group’ is a reference to the Company and its controlled entities.

This preliminary final report is given to Australian Stock Exchange Limited (ASX) under Listing Rule 4.3A.

All currency amounts are expressed in Australian dollars unless otherwise stated.

References in this document to 2004 are references to the Company’s financial year ended September 30, 2004.

Other financial years are referred to in a corresponding manner.

Results for announcement to the market

Reporting period	Previous corresponding period
12 months ended on September 30, 2004	12 months ended on September 30, 2003

				2004
				$m

Revenue from ordinary activities	up	18.0%	to	30,184

Profit from ordinary activities after tax attributable to members of the Company	down	(19.7)%	to	3,177

Net profit attributable to members of the Company	down	(19.7)%	to	3,177

Dividends

	Amount per share	Franked amount per share
Final dividend	83 cents	100%

Interim dividend	83 cents	100%

Record date for determining entitlements to the final dividend	November 19, 2004

Net profit attributable to members of the Company has decreased 19.7% to $3,177 million for the year to September 30, 2004.

Performance has been impacted by a range of factors with a deterioration in underlying operating performance in major areas of the business, including Australia, Europe and Corporate & Institutional Banking.  The result has also been impacted by a number of significant items including (but not limited to) foreign currency options trading losses, the writedown of impaired application software and the impact of the revision of an accounting estimate on the charge to provide for doubtful debts.

For further details refer to the Management Discussion and Analysis on page 4.

Table of contents

		Page
Management discussion and analysis		4
Consolidated statement of financial performance		9
Consolidated statement of financial position		10
Consolidated statement of cash flows		11
Notes to the preliminary financial report
1	Principal accounting policies	12
2	Revenue from ordinary activities	13
3	Expenses included in profit from ordinary activities before income tax expense	14
4	Income tax expense	16
5	Dividends and distributions	17
6	Earnings per share	18
7	Net tangible assets	18
8	Loans and advances	18
9	Deposits and other borrowings	19
10	Contributed equity	19
11	Retained profits	20
12	Details of associates and joint venture entities	20
13	Notes to the consolidated statement of cash flows	21
14	Details of controlled entities gained or lost during the year	22
15	Other information	22
Compliance statement		24

Management discussion & analysis

Performance summary

	Year to
	September 30 2004	September 30 2003
	$m	$m
Net profit attributable to members of the Company	3,177	3,955
Net profit/(loss) attributable to outside equity interest	374	(8)
Net profit	3,551	3,947
Adjust for significant items:
Significant revenue	(993)	—
Significant expenses	1,675	—
Attributable income tax expense/(benefit)	(298)	—
Significant items after tax	384	—
Net profit before significant items	3,935	3,947
Net profit attributable to members of the Company	3,177	3,955
Adjust for:
Distributions	(187)	(183)
Significant items after tax	384	—
Movement in the excess of net market value over net assets of life insurance controlled entities	137	160
Attributable income tax expense/(benefit)	(153)	40
Amortisation of goodwill	103	98
Cash earnings before significant items	3,461	4,070

Cash earnings is a key performance measure and financial target used by the Group.  Dividends paid by the Company are based on after tax cash earnings (adjusted for significant items).  Cash earnings and diluted cash earnings per share are key performance measures used in the investment broking community, as well as by those Australian peers of the Group with a similar business portfolio.  Management considers that the exclusion of the intangible and other items detailed above from net profit is a prudent and useful indicator of the Group’s underlying operating performance.  Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group.  It does not refer to any amount represented on a Statement of Cash Flows.

Review of operations

Net profit attributable to members of the Company of $3,177 million in 2004, decreased $778 million or 19.7% compared with 2003.

Net profit of $3,551 million in 2004, decreased $396 million or 10.0% compared with 2003.

Significant items are those individually significant items included in net profit.  The current year result included the following significant items:

•                  foreign currency options trading losses of $252 million (after tax);

•                  write-down of impaired application software of $307 million (after tax);

•                  impact of the revision of an accounting estimate on the general provision for doubtful debts of negative $204 million (after-tax);

•                  net profit of $315 million on sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC; and

•                  net profit of $64 million on write-back of SR Investment, Inc. selling-related costs provision.

The 2003 result included no significant items.

Net profit before significant items of $3,935 million in 2004, decreased $12 million or 0.3% compared with 2003.  Cash earnings before significant items of $3,461 million in 2004, decreased $609 million or 15.0% compared with 2003.  The components impacting cash earnings before significant items are discussed below.

Net interest income of $7,191 million in 2004, was $228 million or 3.1% lower than 2003.  This was driven by a decrease in the net interest margin from 2.53% to 2.35%, partly offset by lending growth.  The fall in margin largely resulted from the strong growth in lower margin mortgages and fixed rate lending within the retail banking business, as well as a reduction in contribution from the Markets and Specialised Finance divisions of Corporate & Institutional Banking.

Net life insurance income increased by $568 million from $444 million in 2003 to $1,012 million in 2004.  This was driven by an increase in investment earnings resulting from improved performance in global equity markets and favourable claims experience, partially offset by an increase in policy liabilities.

Other banking and financial services income of $4,831 million in 2004, was $179 million or 3.6% lower than 2003.  This outcome reflects:

•                  lower trading income;

•                  a reduction in money transfer fees;

•                  the negative impact of the Reserve Bank of Australia credit card interchange fee reform effective October 1, 2003;

•                  lower dividend income following the sale of strategic shareholdings in January 2004;

•                  the inclusion in the prior year of a one-off benefit on the restructure of the hedging swaps on the TrUEPrSSM preference shares and sale of property;

•                  flat loan fees from banking; and

•                  growth in the Fleet Management and custody businesses following recent acquisitions.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

The movement in the excess of net market value over net assets of life insurance controlled entities was a loss of $137 million in 2004, an improvement of $23 million from 2003, impacted by the effect of assumption and experience changes underlying the valuation, and the impact of the Group’s election to consolidate under the Australian tax consolidation regime.

Personnel, occupancy and general expenses of $6,812 million in 2004, were $458 million or 7.2% higher than 2003.  This outcome reflects:

•                  increased costs associated with the European defined pension funds, partly offset by a superannuation contribution holiday in Australia reducing Australian defined contribution superannuation expenses;

•                  higher personnel costs (excluding pensions) reflecting salary increases and growth in staffing levels;

•                  growth in costs associated with major Group-wide projects – Basel II and International Financial Reporting Standards;

•                  higher occupancy costs as a result of annual rent increases and relocation costs;

•                  increased advertising and marketing costs, including the sponsorship of the 2006 Melbourne Commonwealth Games;

•                  higher software amortisation across the business reflecting prior year investment in infrastructure; and

•                  $22 million (after-tax) write-off of development work associated with the Integrated Systems Implementation program in the first half.

The charge to provide for doubtful debts before significant items of $559 million in 2004 was $74 million or 11.7% lower than 2003.  The charge was favourably impacted by the continued focus on credit quality across the business.

Income tax expense relating to ordinary activities of $1,190 million in 2004, was $491 million or 29.2% lower than 2003.  Income tax expense has been impacted by Wealth Management products and international activities, to which a wide range of tax rates are applied.  The decision to elect to consolidate under the Australian tax consolidation regime resulted in a tax benefit of $150 million recognised in the 2004 year, due to the reset tax values of assets of life insurance subsidiaries within the Wealth Management business.  Further, the income tax expense has been impacted by the decision not to book a tax benefit on the interest expense relating to exchangeable capital units following the receipt of an Australian Taxation Office assessment.

A MORE DETAILED DISCUSSION OF THE RESULTS IS SET OUT IN THE 2004 FULL YEAR RESULTS ANNOUNCEMENT.

Segment information

A DETAILED DISCUSSION OF SEGMENT INFORMATION IS SET OUT IN THE 2004 FULL YEAR RESULTS ANNOUNCEMENT.

Shareholder returns

		Year to
	Note	September 30 2004	September 30 2003
		Cents	Cents
Earnings per share
Basic	6	197.3	248.8
Diluted (1)	6	196.1	243.6
Earnings per share before significant items
Basic		222.7	248.8
Diluted (1)		220.4	243.6
Cash earnings per share
Basic		203.1	268.5
Diluted (1)		201.7	262.3
Cash earnings per share before significant items
Basic		228.5	268.5
Diluted (1)		226.0	262.3
Dividends per share		166.0	163.0

(1)       Calculated based on the weighted average diluted number of ordinary shares, which includes the impact of options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

Diluted earnings per share decreased 19.5% in 2004 to 196.1 cents, from 243.6 cents in 2003.  Excluding the impact of significant items, diluted earnings per share decreased 9.5% for 2004 to 220.4 cents, from 243.6 cents in 2003.

Diluted cash earnings per share decreased 23.1% in 2004 to 201.7 cents, from 262.3 cents in 2003.  Excluding the impact of significant items, diluted cash earnings per share decreased 13.8% in 2004 to 226.0 cents, from 262.3 cents in 2003.  This result has been impacted by the strength of the Australian dollar which has reduced the contribution from offshore operations (particularly Financial Services Europe and Corporate & Institutional Banking) and subdued income growth, as well as increased expenses, in part reflecting continued investment in the business and growth in pension costs.

An interim dividend of 83 cents per fully paid ordinary share was paid during the year ended September 30, 2004, compared to an interim dividend of 80 cents per share in 2003.  The final dividend declared from the 2004 profit was 83 cents per share, in line with 2003 at 83 cents.  The 2004 final dividend is payable on December 8, 2004.

The Company expects to continue its policy of paying regular cash dividends; however, there is no assurance as to future dividends.  Future dividend policies will be determined by the Board with regard to the Company’s earnings, capital requirements, financial conditions and applicable government regulations and policies.

The interim dividend paid was fully franked and the final dividend will be 100% franked.  The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, the current Australian company tax rate.  For non-resident shareholders of the Company for Australian tax purposes, the dividend will not be subject to Australian withholding tax.

The extent to which future dividends will be franked will depend on a number of factors, including the level of the Group’s profits that will be subject to Australian income tax and any future changes to the Australian business tax systems as a result of the Australian Commonwealth Government’s tax reform initiatives.

The Company has a bonus share plan enabling shareholders (principally those who do not benefit from dividend imputation) to elect to take all or part of their dividend in the form of unfranked bonus ordinary shares.  The Company’s dividend reinvestment plan permits reinvestment of cash dividends in new ordinary shares.  In addition, the UK dividend plan permits ordinary shareholders to receive dividends paid out of the profits of a UK controlled entity.

Review of the consolidated statement of financial position

Assets

Total assets at September 30, 2004 increased to $411.3 billion from $397.5 billion at September 30, 2003.  Excluding the impact of exchange rate movements, total assets (in Australian dollar terms) grew $9.6 billion or 2.4% during the year.

The growth in total assets was primarily driven by the growth in net loans and advances, investment securities and investments relating to the life insurance business, which offset declines in due from other financial institutions, due from customers on acceptances, trading derivatives and available for sale securities.

Net loans and advances increased $22.1 billion or 9.8% from $225.7 billion at September 30, 2003 to $247.8 billion at September 30, 2004.  Excluding the effect of exchange rate movements, net loans and advances increased by $19.1 billion or 8.3% during the year.  This increase primarily reflects strong growth in housing lending across all regions and solid other term lending growth.

Liabilities

Total liabilities at September 30, 2004 increased to $381.5 billion from $370.3 billion at September 30, 2003.  Excluding the impact of exchange rate movements, total liabilities (in Australian dollar terms) increased $7.2 billion or 1.9% during the year.

The growth in total liabilities was primarily driven by growth in deposits and other borrowings, bonds, notes and subordinated debt and life insurance policy liabilities, which offset declines in due to other financial institutions, liability on acceptances and trading derivatives.

Deposits and other borrowings have increased by $19.6 billion or 9.7% to $220.8 billion at September 30, 2004, compared with $201.2 billion at September 30, 2003.  Excluding the effect of exchange rate movements, deposits and other borrowings increased by $17.4 billion or 8.6%.  This increase primarily relates to growth in term deposits, as well as an increase in other borrowings relating to commercial paper.  Bonds, notes and subordinated debt increased by $8.3 billion or 34.3% to $32.6 billion at September 30, 2004.  Excluding the effect of exchange rate movements, bonds, notes and subordinated debt increased by $8.3 billion or 34.5% during the year.  This increase reflects an increase in the issue of Euro and subordinated medium-term notes, as a result of the Group’s increased capital requirements.

Equity

Total equity in the Group increased from $27.2 billion at September 30, 2003 to $29.8 billion at September 30, 2004.  Total parent entity interest in equity increased by $1.5 billion from $24.4 billion at September 30, 2003 to $25.9 billion at September 30, 2004.  The movement in total equity was impacted by an increase in contributed equity of $0.5 billion to $10.2 billion (2003: $9.7 billion), reflecting share issues and dividend reinvestment of $1.4 billion, including the underwriting of the dividend reinvestment plan, partially offset by $0.2 billion impact of the on-market share buy-back and $0.7 billion on the buy-back of preference shares (refer to further detail below).  Further, the reserves balance increased by $1.1 billion to $2.0 billion (2003: $0.9 billion), reflecting positive movements in the foreign currency translation reserve of $0.4 billion and an increase in the general reserve of $0.7 billion.  In addition, the movement in total equity included a decrease in retained profits of $0.1 billion to $13.7 billion and an increase in outside equity interest of $1.1 billion.

On January 22, 2004 the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998. The TrUEPrSSM were redeemed on the same date.  The financial effects of the buy-back, redemption and dissolution of the capital raising structure included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and a net increase in retained profits and reserves of $148 million.

Capital ratios

	As at
	September 30 2004	September 30 2003
	%	%
Tier 1	7.3	7.7
Tier 2	4.3	3.3
Deductions	(1.0)	(1.4)
Total capital	10.6	9.6

The capital ratios at September 30, 2004, include the effect of the Group entering into agreements to fully underwrite its dividend reinvestment plan in respect of the 2004 interim dividend; the issuance of Tier 2 subordinated debt; the effect of the on-market share buy-back program which was suspended in January 2004 and terminated in March 2004; the buy-back of 36,008,000 fully paid non-converting non-cumulative preference shares of the Company; and the sales of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC.

The capital ratios have been impacted by the Australian Prudential Regulation Authority (APRA) requirement to deduct capitalised expenses from Tier 1 capital effective July 1, 2004.

The ratios have also been impacted by the change in methodology of the calculation of the market risk component of risk-weighted assets from the Internal Model Method to the Standard Method as directed by APRA.  The difference between the Standard Method calculation and the Internal Model Method that was used in prior years calculations, is a reflection of the fact that the Standard Method, as prescribed by the APRA Prudential Standard (APS 113), limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.

The total capital ratio also reflects the APRA imposed requirement for the Group’s internal target for capital to rise to 10.0% of risk-weighted assets.

Further information

Securities and Exchange Commission voluntary information request

The Company is continuing to co-operate with the US Securities and Exchange Commission in relation to its investigation into certain Australian companies and public accounting firms.

Foreign currency options trading losses

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options of $360 million before tax, or $252 million after tax.  The total losses consisted of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from the risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004. Included within the total loss of $360 million is a valuation allowance for long-dated and illiquid trading derivatives in other portfolios of $26 million as at September 30, 2004.

During the period the Company also released reports by PricewaterhouseCoopers (PwC) and APRA into this matter.  The APRA and PwC reports provide a roadmap for the Company to address issues concerning culture, risk management, governance and operational controls, primarily related to the Markets division of Corporate & Institutional Banking.  The Company is in the process of implementing remedial actions required by APRA.  During August 2004 the Group provided the Australian Securities and Investments Commission (ASIC) with a range of undertakings to review key systems and controls across all businesses operating under the Australian Financial Services Licence.  The enforceable undertakings require the Group to carry out work that is in line with current regulatory requirements within a specific timeframe, as agreed with ASIC and to provide reports on each of the areas identified.

Further details may be obtained from the Company’s ASX Announcement of March 12, 2004, which is available on the Group’s website at www.nabgroup.com The complete PwC and APRA reports are also available on the Group’s website.

Board and senior management changes

During the year there has been significant revitalisation of the Board and substantial senior management changes.

Write-down of impaired application software

During the year, the Group undertook a detailed review of the carrying value of its software assets which resulted in a charge to the profit and loss account of $409 million ($307 million after tax).

The Group ceased its global enterprise resource planning (ERP) strategy supported by its Integrated Systems Implementation application software and has indefinitely deferred the implementation of further modules of this software.  The software has been written-down by $200 million to its recoverable amount of $87 million as at September 30, 2004.

The recoverable amount of the software was determined through the application of a valuation methodology performed by an external party.  In performing the assessment, the external party used a number of assumptions based on its industry expertise taking into account the complexity of the software, the cost of building such software and the build environment.  The resulting carrying value of the asset represents the recoverable amount of the software that is in use.

Other software with a carrying value of $209 million was identified as fully impaired and was written-off.

General provision for doubtful debts – revision of accounting estimate

During the year, the Group reviewed the level of general provision for doubtful debts and the application of the associated statistically-based provisioning methodology, taking into account recent experience, industry practice and emerging developments.  As a result, the discount rate in the statistical model was reduced from the shareholder cost of capital to a rate akin to a risk-free debt rate, resulting in a revision to the accounting estimate of the general provision for doubtful debts as at September 30, 2004.  This discount rate is used to determine the present value of cumulative probability of default rates used for the purpose of loan provisioning.

The effect of this reduction in discount rate and flow on impact is a revision in accounting estimate of $292 million ($204 million after tax), which is a significant expense in the current year.

A MORE DETAILED DISCUSSION OF RESULTS IS SET OUT IN THE 2004 FULL YEAR RESULTS ANNOUNCEMENT.

Consolidated statement of financial performance

For the year ended September 30	Note	2004	2003
		$m	$m

Interest income	2	18,650	17,022
Interest expense	3	(11,459)	(9,603)
Net interest income		7,191	7,419

Premium and related revenue	2	1,005	949
Investment revenue	2	4,842	2,759
Claims expense	3	(702)	(958)
Change in policy liabilities	3	(3,368)	(1,518)
Policy acquisition and maintenance expense	3	(723)	(713)
Investment management fees	3	(42)	(75)
Net life insurance income		1,012	444

Other banking and financial services income	2	4,831	5,010
Movement in the excess of net market value over net assets of life insurance controlled entities	2	(137)	(160)
Significant revenue
Proceeds from the sale of strategic shareholdings	2	993	—

Personnel expenses	3	(3,616)	(3,416)
Occupancy expenses	3	(591)	(556)
General expenses	3	(2,605)	(2,382)
Amortisation of goodwill	3	(103)	(98)
Charge to provide for doubtful debts	3	(559)	(633)
Significant expenses
Cost of sale of strategic shareholdings	3	(678)	—
Foreign currency options trading losses	3	(360)	—
Write-down of impaired application software	3	(409)	—
Charge to provide for doubtful debts – revision of accounting estimate	3	(292)	—
Cost of foreign controlled entity sold – revision of accounting estimate	3	64	—
Profit from ordinary activities before income tax expense		4,741	5,628
Income tax expense relating to ordinary activities	4	(1,190)	(1,681)
Net profit		3,551	3,947
Net (profit)/loss attributable to outside equity interest - Life insurance business		(365)	16
Net profit attributable to outside equity interest - Other		(9)	(8)
Net profit attributable to members of the Company		3,177	3,955

Other changes in equity other than those resulting from transactions with owners as owners
Net credit to asset revaluation reserve		71	9
Net credit/(debit) to foreign currency translation reserve		226	(1,251)
Net credit to retained profits on initial adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”		—	1,151
Total revenues, expenses and valuation adjustments attributable to members of the Company and recognised directly in equity		297	(91)
Total changes in equity other than those resulting from transactions with owners as owners		3,474	3,864

		cents	cents
Basic earnings per share	6	197.3	248.8
Diluted earnings per share	6	196.1	243.6

ADDITIONAL INFORMATION SUPPORTING THE STATEMENT OF FINANCIAL PERFORMANCE IS CONTAINED IN THE 2004 FULL YEAR RESULTS ANNOUNCEMENT.

Consolidated statement of financial position

As at September 30	Note	2004	2003
		$m	$m
Assets
Cash and liquid assets		8,080	8,405
Due from other financial institutions		23,494	29,234
Due from customers on acceptances		16,344	19,562
Trading securities		24,248	23,724
Trading derivatives		17,939	23,644
Available for sale securities		4,610	6,513
Investment securities		11,513	8,647
Investments relating to life insurance business		41,013	35,846
Loans and advances	8	247,836	225,735
Shares in controlled entities, joint venture entities and other securities		158	1,445
Regulatory deposits		177	225
Property, plant and equipment		2,257	2,498
Income tax assets		1,367	1,203
Goodwill		632	740
Other assets		11,641	10,050
Total assets		411,309	397,471
Liabilities
Due to other financial institutions		42,044	52,530
Liability on acceptances		16,344	19,562
Trading derivatives		16,150	21,479
Deposits and other borrowings	9	220,752	201,194
Life insurance policy liabilities		36,134	32,457
Income tax liabilities		1,178	1,537
Provisions		1,129	1,262
Bonds, notes and subordinated debt		32,573	24,257
Other debt issues		1,612	1,743
Other liabilities		13,627	14,239
Total liabilities		381,543	370,260
Net assets		29,766	27,211

Equity
Contributed equity	10	10,191	9,728
Reserves		2,034	893
Retained profits	11	13,675	13,786
Total parent entity interest		25,900	24,407
Outside equity interest - Life insurance business		3,866	2,614
Outside equity interest - Other		—	190
Total equity		29,766	27,211

ADDITIONAL INFORMATION SUPPORTING THE STATEMENT OF FINANCIAL POSITION IS CONTAINED IN THE 2004 FULL YEAR RESULTS ANNOUNCEMENT.

Consolidated statement of cash flows

For the year ended September 30	Note	2004	2003
		$m	$m
Cash flows from operating activities
Interest received		18,594	17,372
Interest paid		(11,136)	(10,115)
Dividends received		23	39
Fees and other income received		5,068	3,026
Life insurance
Premiums received		7,880	6,546
Investment and other revenue received		2,097	1,857
Policy payments		(6,665)	(5,778)
Other life insurance receipts / (payments)		(386)	(476)
Personnel expenses paid		(3,521)	(3,327)
Occupancy expenses paid		(521)	(489)
General expenses paid		(3,048)	(2,959)
Income tax paid		(1,567)	(1,830)
Goods and services tax paid		(30)	(52)
Net decrease/(increase) in trading securities		(449)	(4,345)
Net decrease/(increase) in mortgage loans held for sale		(22)	50
Net cash provided by/(used in) operating activities	13(a)	6,317	(481)
Cash flows from investing activities
Movement in available for sale securities
Purchases		(5,727)	(15,052)
Proceeds from sale		2,002	3
Proceeds on maturity		5,399	13,500
Movement in investment securities
Purchases		(15,032)	(15,449)
Proceeds on maturity		12,373	18,578
Net increase in life insurance business investments and policy liabilities		(3,138)	(3,650)
Net increase in loans and advances		(20,657)	(28,402)
Net decrease/(increase) in shares in controlled entities, joint venture entities and other securities		609	428
Payments for acquisition of controlled entities		—	(83)
Proceeds from sale of controlled entities		110	2,671
Payments for property, plant and equipment		(694)	(534)
Proceeds from sale of strategic shareholdings		993	—
Net proceeds from sale of property, plant and equipment		191	166
Net decrease/(increase) in regulatory deposits		47	(113)
Net decrease/(increase) in other assets		(1,515)	2,762
Net cash used in investing activities		(25,039)	(25,175)
Cash flows from financing activities
Net increase in deposits and other borrowings		17,390	15,237
Net proceeds from bonds, notes and subordinated debt		14,059	10,136
Repayments of bonds, notes and subordinated debt		(5,473)	(7,017)
Payments from provisions		(270)	(340)
Net proceeds from issue of ordinary shares		739	216
Net proceeds from issue of Trust Preferred Securities		—	975
Payments made under on-market buy-back of ordinary shares		(162)	(1,565)
Payments made on buy-back of preference shares		(582)	—
Dividends and distributions paid		(1,976)	(2,255)
Net increase/(decrease) in other liabilities		(978)	(204)
Net cash provided by financing activities		22,747	15,183
Net increase/(decrease) in cash and cash equivalents		4,025	(10,473)
Cash and cash equivalents at beginning of year		(14,891)	(8,307)
Effects of exchange rate changes on balance of cash held in foreign currencies		396	3,889
Cash and cash equivalents at end of year	13(b)	(10,470)	(14,891)

Notes to the preliminary final report

1 Principal accounting policies

This preliminary final report is a general purpose financial report prepared in accordance with the ASX listing rules.  It should be read in conjunction with any public announcements to the market made by the Company during the year.

The preliminary final report has been prepared in accordance with the recognition and measurement requirements of applicable Australian Accounting Standards and Urgent Issues Group Consensus Views.

The preliminary final report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of an economic entity as an annual report and is not designed or intended to be a substitute for the annual financial report 2004.

A full description of the accounting policies adopted will be contained in the annual financial report 2004.  There have been no changes in accounting policy from those policies applied at September 30, 2003.

Comparative amounts have been reclassified to accord with changes in presentation made in 2004, except where otherwise stated.

All amounts are expressed in Australian dollars unless otherwise stated.

Reclassification of financial information

The basis of classification of transferable certificates of deposit (TCDs) has been revised and bonds issued under the Group’s TCD program have been reclassified from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.  As a result of this change, on the consolidated statement of financial position $1,550 million has been reclassified in the 2003 comparatives.

Certain repurchase and reverse repurchase agreements with other financial institutions have been reclassified to ‘due to other financial institutions’ and ‘due from other financial institutions’ respectively, in order to provide users with an enhanced level of understanding and comparability of the Group’s loan portfolio. Previously, these repurchase and reverse repurchase agreements were included in ‘deposits and other borrowings’ and ‘loans and advances’ respectively. Accordingly, $7,402 million of repurchase agreements previously disclosed as at September 30, 2003 as deposits and other borrowings have been reclassified to due to other financial institutions.  Further, $18,851 million of reverse repurchase agreements as at September 30, 2003 previously disclosed as loans and advances have been reclassified to due from other financial institutions.  In addition, reverse repurchase agreements with non-financial institutions have been reclassified from ‘loans and advances’ to ‘cash and liquid assets’.  Accordingly, $3,373 million of reverse repurchase agreements as at September 30, 2003 previously disclosed as loans and advances have been reclassified to cash and liquid assets.

Corresponding reclassifications have also been made to revenue, expense and cash flow classifications.

The basis of classification of the medium-term notes (MTN) issued by the Group’s controlled entity, Bank of New Zealand (BNZ) has been revised.  Accordingly from April 1, 2004 amounts issued under this MTN program have been reclassified from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.  Comparative information has not been reclassified as it is impracticable to do so.

Transition to Australian equivalents to International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (AIFRS) and other pronouncements set by the International Accounting Standards Board (IASB) for financial years commencing on or after January 1, 2005.

The Group will be required to adopt these standards for the financial year commencing October 1, 2005 and the adoption of the standards will be first reflected in the Group’s financial statements for the half-year ending March 31, 2006.  Comparative financial information prepared in compliance with AIFRS will be required for the year commencing October 1, 2004.  Comparative information is not required for AASB 132 “Financial Instruments: Disclosure and Presentation”, AASB 139 “Financial Instruments: Recognition and Measurement” and AASB 4 “Insurance Contracts”.

AIFRS frequently require application of fair value measurement techniques.  This will potentially introduce greater volatility to the Group’s reported financial performance.  The Group continues to evaluate the areas impacted by adoption.  The adoption of these standards is expected to have a material effect on the Group’s reported financial performance and financial position.   It is not possible at this time to estimate reliably the quantitative impact of the changes upon the Group’s reported financial performance and financial position or regulatory capital adequacy.  Most accounting policy changes to retrospectively apply AIFRS will be made against opening retained earnings in the first AIFRS balance sheet.

A more detailed discussion of the impact of AIFRS on the Group is set out in the 2004 Full Year Results Announcement.

2 Revenue from ordinary activities

	2004	2003
	$m	$m
Interest income
Loans to customers	15,879	14,425
Marketable debt securities	1,678	1,451
Other financial institutions	798	1,093
Other interest	295	53
	18,650	17,022
Life insurance income
Premium and related revenue	1,005	949
Investment revenue	4,842	2,759
	5,847	3,708
Other banking and financial services income
Dividends received from other entities	23	39
Profit on sale of property, plant and equipment and other assets	14	36
Loan fees from banking	1,447	1,441
Money transfer fees	983	1,026
Trading income
Foreign exchange derivatives (1)	313	442
Trading securities	168	170
Interest rate derivatives	94	13
Foreign exchange income	(2)	12
Fees and commissions	1,221	1,158
Fleet management fees	108	85
Investment management fees	321	303
Other income	141	285
	4,831	5,010
Movement in the excess of net market value over net assets of life insurance controlled entities	(137)	(160)
Significant revenue
Proceeds from the sale of strategic shareholdings (2)	993	—
Total revenue from ordinary activities	30,184	25,580

(1)       Foreign currency options trading losses, reported as significant expenses due to their nature and incidence, are not included.  Refer to note 3.

(2)       On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC.  The Group received proceeds on sale of $993 million for assets with a cost base of $678 million, resulting in a profit on sale of $315 milion (after tax).

3 Expenses included in profit from ordinary activities before income tax expense

	2004	2003
	$m	$m
Interest expense
Deposits and other borrowings	8,672	6,809
Other financial institutions	1,587	1,842
Bonds, notes and subordinated debt	1,077	807
Other debt issues	123	145
Total interest expense	11,459	9,603

Life insurance expenses
Claims expense	702	958
Change in policy liabilities	3,368	1,518
Policy acquisition and maintenance expense	723	713
Investment management fees	42	75
Total life insurance expenses	4,835	3,264

Personnel expenses
Salaries	2,443	2,379
Related personnel expenses
Superannuation	309	243
Payroll tax	175	170
Fringe benefits tax	23	33
Charge to provide for
Annual leave	52	41
Long service leave and retiring allowances	43	46
Performance-based compensation	197	230
Restructuring costs – termination benefits	12	—
Other expenses	362	274
Total personnel expenses	3,616	3,416

Occupancy expenses
Depreciation of buildings	14	15
Amortisation of leasehold assets	55	52
Operating lease rental expense	302	276
Maintenance and repairs	84	78
Electricity, water and rates	80	82
Other expenses	56	53
Total occupancy expenses	591	556

3 Expenses included in profit from ordinary activities before income tax expense (continued)

	2004	2003
	$m	$m
General expenses
Depreciation of plant and equipment	364	325
Amortisation of leasehold plant and equipment	8	9
Loss on sale of property, plant and equipment and other assets	6	11
Operating lease rental expense	72	61
Charge to provide for
Non-lending losses	106	100
Diminution in value of shares in entities	4	—
Fees and commissions	176	137
Communications, postage and stationery	416	407
Computer equipment and software	271	289
Advertising	225	176
Professional fees	391	349
Travel	85	83
Bureau charges	54	57
Motor vehicle expenses	41	37
Insurance	42	29
Other expenses	344	312
	2,605	2,382
Significant general expenses
Write-down of impaired application software (1)	409	—
Total general expenses	3,014	2,382

Amortisation of goodwill
Australia	1	3
European banks	62	62
New Zealand	40	33
Total amortisation of goodwill	103	98

Charge to provide for doubtful debts
General	559	633
General – revision of accounting estimate (2)	292	—
Total charge to provide for doubtful debts	851	633

Other significant expenses
Cost of sale of strategic shareholdings (3)	678	—
Foreign currency options trading losses (4)	360	—
Cost of foreign controlled entity sold - revision of accounting estimate (5)	(64)	—

(1)       During the year, the Group undertook a detailed review of the carrying value of its application software assets which resulted in a charge to the profit and loss of $409 million ($307 million after tax).  The Group ceased its global enterprise resource planning (ERP) strategy supported by its Integrated Systems Implementation application software and has indefinitely deferred the implementation of further modules of this software.  The software has been written-down by $200 million to its recoverable amount of $87 million as at September 30, 2004.  Other software with a carrying value of $209 million was identified as fully impaired and was written-off.

(2)     During the year, the Group reviewed the level of the general provision for doubtful debts and the application of the associated statistically-based provisioning methodology, taking into account recent experience, industry practice and emerging developments.  As a result, the discount rate in the statistical model was reduced from the shareholder cost of capital to a rate akin to a risk-free debt rate, resulting in a revision to the accounting estimate of the general provision for doubtful debts as at September 30, 2004.  This discount rate is used to determine the present value of cumulative probablility of default rates used for the purpose of loan provisioning. The impact of this revision in accounting estimate and flow on impacts, is a significant expense in the current year of $292 million ($204 million after tax).

(3)     On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC.   The Group received proceeds on sale of $993 million for assets with a cost base of $678 million, resulting in a profit on sale of $315 million (after tax).

(4)     Losses arising from the unauthorised foreign currency options trading, consisting of $185 million as a result of the removal of fictitious trades and a further loss of $175 million arising from a risk evaluation and mark-to-market revaluation of the foreign currency options portfolio in January 2004.  Included within the total loss of $360 million is a valuation allowance for long-dated and illiquid trading derivatives in other portfolios of $26 million as at September 30, 2004.

(5)     The Group recognised a provision for estimated probable costs in relation to items arising out of the contract of sale of SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) in the 2002 year.  Due to the expiration of time, a revision of the accounting estimate has been made resulting in the reversal of the provision.

4 Income tax expense

	2004	2003
	$m	$m
Reconciliation of income tax expense shown in the consolidated statement of financial performance with prima facie tax payable on the pre-tax accounting profit

Profit from ordinary activities before income tax expense
Australia	3,269	3,309
Overseas	1,472	2,319
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life statutory funds and their controlled trusts (1)	(995)	(424)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	3,746	5,204
Prima facie income tax at 30%	1,124	1,561
Add/(deduct): Tax effect of permanent differences
Rebate of tax on dividends, interest, etc.	(43)	(28)
Amortisation of goodwill	31	29
Assessable foreign income	26	26
Over provision in prior years	(9)	(6)
Profit on sale of strategic shareholdings	(95)	—
Cost of foreign controlled entity sold - revision of accounting estimate	(19)	—
Write-down of impaired application software	22	—
Effect of reset tax values on entering tax consolidation regime	(150)	—
Interest expense on exchangeable capital units	33	—
Other	(31)	(27)
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business (2)	889	1,555
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business (1)	301	126
Total income tax expense (2)	1,190	1,681

(1)       The income tax expense attributable to the life insurance statutory funds and their controlled trusts has been determined after segregating the life insurance business into various classes of business and then applying, when appropriate, different tax treatments to these classes of business.

(2)       In 2004, total income tax expense on profit from ordinary activities includes $108 million income tax benefit attributable to the losses arising from the unauthorised foreign currency options trading, an income tax benefit of $102 million attributable to the write-down of impaired application software, and an income tax benefit of $88 million on the charge to provide for doubtful debts relating to the revision of an accounting estimate.

During the year ended September 30, 2004, the Company made the decision to elect to consolidate its Australian subsidiaries under the Australian tax consolidation regime.  The Company is the head entity in the tax-consolidated group comprising the Company and all of its Australian wholly-owned subsidiaries.  The implementation date for the tax-consolidated group was October 1, 2002.

Tax consolidation calculations at September 30, 2004 have been based on legislation enacted to that date.

As part of the election to enter tax consolidations, the Company is able to elect to reset the tax values of certain wholly-owned Australian subsidiaries under tax allocation rules (‘the reset tax values’).  Under Urgent Issues Group Abstract 52 “Income Tax Accounting under the Tax Consolidation System”, the Company is required to recognise the effects of its election to enter tax consolidation.  The decision to enter tax consolidation resulted in a tax benefit of $150 million, recognised in the 2004 year.  The $150 million tax benefit is due to the reset tax values of assets of life insurance subsidiaries within the Wealth Management group.  This benefit reflects the reduction of the provision for deferred income tax relating to the excess of net market value over net assets of life insurance subsidiaries.

5 Dividends and distributions

	Amount per share	Franked amount per share	Foreign source dividend per share	Total amount (1)
	cents	%	%	$m
Dividends on ordinary shares
Final dividend declared in respect of the year ended September 30, 2004	83	100	0	1,287
Interim dividend paid in respect of the six months ended March 31, 2004	83	100	0	1,253
Total dividends paid or declared in respect of the year ended September 30, 2004	166	100	0	2,540

The record date for determining entitlements to the 2004 final dividend is November 19, 2004.
The final dividend has been declared by the directors of the Company and is payable on December 8, 2004.

Final dividend paid in respect of the year ended September 30, 2003	83	100	0	1,250
Interim dividend paid in respect of the six months ended March 31, 2003	80	100	0	1,153
Total dividends paid or payable in respect of the year ended September 30, 2003	163	100	0	2,403

(1)     In respect of dividends paid, the total amount includes bonus shares issued in lieu of dividends, which were as follows for the six-months ended: March 31, 2004: $43 million; September 30, 2003: $55 million; and March 31, 2003: $49 million.

	2004		2003
	Amount per security	Total amount	Amount per security	Total amount
	cents	$m	cents	$m
Distributions on other equity instruments
Trust units exchangeable for preference shares (1)
Distributions for the six months ended September 30	—	—	81	29
Distributions for the six months ended March 31	44	16	89	32
National Income Securities
Distributions for the six months ended September 30	325	65	300	60
Distributions for the six months ended March 31	335	67	310	62
Trust Preferred Securities (2)
Distributions for the six months ended September 30	6,750	27	—	—
Distributions for the six months ended March 31	3,000	12	—	—

(1)     On January 22, 2004, the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998.  TrUEPrSSM were redeemed on the same date.

(2)     On September 29, 2003, the Trust Preferred Securities were issued.

Dividend and distribution plans

The dividend or distribution plans shown below are in operation.

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a) cash or cash equivalents; and

b) direct credit.

Dividend plans on offer are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan; and

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in Great British Pounds or shares via the UK Dividend Plan).

The last date for receipt of election notices for the dividend or distribution plans is November 19, 2004, 5pm (Melbourne time).

6  Earnings per share

	2004		2003
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Net profit attributable to members of the Company	3,177	3,177	3,955	3,955
Distributions on other equity instruments	(187)	(187)	(183)	(183)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	112	—	90
Adjusted earnings	2,990	3,102	3,772	3,862
Weighted average ordinary shares (No. ‘000)
Weighted average ordinary shares	1,515,270	1,515,270	1,515,871	1,515,871
Potential dilutive ordinary shares
Options and performance rights	—	711	—	3,742
Partly paid ordinary shares	—	375	—	485
Exchangeable capital units	—	65,454	—	65,460
Total weighted average ordinary shares	1,515,270	1,581,810	1,515,871	1,585,558
Earnings per share (cents)	197.3	196.1	248.8	243.6

(1)  The weighted average diluted number of ordinary shares includes the impact of options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

7 Net tangible assets

	2004	2003
Net tangible asset backing per ordinary security	$11.13	$9.83

8 Loans and advances

		2004	2003
		$m	$m
	By Region (1)
	Australia	145,962	133,855
	Europe	64,183	57,553
	New Zealand	31,916	27,555
	United States	2,451	3,271
	Asia	3,324	3,501
	Total net loans and advances	247,836	225,735

	By Product
	Overdrafts	18,763	17,205
	Credit card outstandings	6,876	6,609
	Market rate advances	89	188
	Lease finance	15,967	14,885
	Housing loans	125,773	111,487
	Other term lending	78,890	74,230
	Equity participation in leveraged leases	60	92
	Redeemable preference share finance	2,033	1,842
	Other lending (1)	3,927	3,370
	Total gross loans and advances	252,378	229,908
Deduct:	Unearned income	(2,024)	(1,933)
	Provision for doubtful debts	(2,518)	(2,240)
	Total net loans and advances	247,836	225,735

(1)  Comparative information has been restated to reflect the reclassification of reverse repurchase agreements from ‘loans and advances’ to ‘cash and liquid assets’ and ‘due from other financial institutions’.  Refer to note 1 for further information.

9 Deposits and other borrowings

	2004	2003
	$m	$m
Australia
Deposits
Deposits not bearing interest	6,050	5,724
On-demand and short-term deposits	48,153	48,428
Certificates of deposit (1)	19,357	14,352
Term deposits	32,057	26,653
Securities sold under agreements to repurchase (2)	1,006	980
Borrowings	11,388	9,938
	118,011	106,075
Overseas
Deposits
Deposits not bearing interest	7,466	7,329
On-demand and short-term deposits	37,379	37,692
Certificates of deposit (3)	14,773	15,299
Term deposits	34,155	29,876
Securities sold under agreements to repurchase (2)	1,109	31
Borrowings	7,859	4,892
	102,741	95,119
Total deposits and other borrowings	220,752	201,194

(1)       Comparative information has been restated to reflect the reclassification of transferable certificates of deposit from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.  Refer to note 1 for further information.

(2)       Comparative information has been restated to reflect the reclassification of repurchase agreements with other financial institutions from ‘deposits and other borrowings’ to ‘due to other financial institutions’.  Refer to note 1 for further information.

(3)       In relation to medium-term notes issued by the Group’s controlled entity, Bank of New Zealand, 2004 information has been reclassified from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.  Comparative information has not been reclassified as it is impracticable to do so.

10 Contributed equity

	2004	2003
	$m	$m
Issued and paid-up share capital
Ordinary shares, fully paid	7,271	6,078
Ordinary shares, partly paid to 25 cents (1)	—	—
Preference shares, fully paid (2)	—	730
Other contributed equity
National Income Securities	1,945	1,945
Trust Preferred Securities	975	975
	10,191	9,728

Reconciliations of movements in contributed equity
Ordinary share capital
Balance at beginning of year	6,078	7,256
Shares issued
Dividend reinvestment plan	616	170
Underwriting of dividend reinvestment plan (3)	686	—
Executive option plan no. 2	52	135
Share purchase plan	—	80
Paying up of partly paid shares	1	2
Shares bought back	(162)	(1,565)
Balance at end of year	7,271	6,078

(1)       Ordinary shares, partly paid to 25 cents have a value of less than $1 million.

(2)       On January 22, 2004, the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998.  TrUEPrSSM were redeemed on the same date.

(3)       The dividend reinvestment plan for the 2004 interim dividend was underwritten by Merrill Lynch & Co., which subscribed for 22,959,461 ordinary shares to the value of $686 million.

11 Retained profits

	2004	2003
	$m	$m
Balance at beginning of year	13,786	11,148
Net profit attributable to members of the Company	3,177	3,955
Net effect on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	—	1,151
Transfer to general reserve	(654)	(272)
Transfer from asset revaluation reserve	1	—
Transfer from foreign currency translation reserve (1)	(168)	—
Increment on buy-back of preference shares (1)	148	—
Transfer (to)/from foreign currency translation reserve on sale of foreign controlled entity	(23)	242
Dividends paid or provided for	(2,405)	(2,255)
Distributions on other equity instruments	(187)	(183)
Balance at end of year	13,675	13,786

(1)       The financial effects of the buy-back of preference shares and redemption of TrUEPrSSM included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million.  In addition, $168 million has been transferred from the foreign currency translation reserve to retained profits representing the reserve balance attributable to the entity that had issued these instruments.

12  Details of associates and joint venture entities

Associates

The Group holds no material interests in associates.

Interests in joint venture entities

The Group held the following interests in joint venture entities at September 30, 2004:

	Principal	Joint venture	Ownership	Voting	Investment carrying amount
Name	activity	reporting date	interest	interest	2004	2003
					$m	$m
Tokenhouse Partnership (1)	Investment	September 30	50%	50%	—	619
Dark City Partnership	Investment	December 31	50%	50%	19	22
Matrix Film Investment Partnership	Investment	June 30	60%	50%	32	34

(1)    The Tokenhouse Partnership was dissolved during the year, with the Group receiving its share of the partnership capital.

The aggregate share of profits/(losses) and contributions to net profit for those joint venture entities is not material.

13 Notes to the consolidated statement of cash flows

(a) Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	2004	2003
	$m	$m
Net profit attributable to members of the Company	3,177	3,955
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	(170)	460
Increase/(decrease) in interest payable	324	(512)
Depreciation and amortisation of plant and equipment	441	401
Profit on sale of strategic shareholdings	(315)	—
Charge to provide for doubtful debts	559	633
Charge to provide for doubtful debts – revision of accounting estimate	292	—
Charge to provide for restructuring costs – termination benefits	12	—
Movement in the excess of net market value over net assets of life insurance controlled entities	137	160
Amortisation of goodwill	103	98
Increase in life insurance policy liabilities	3,725	2,281
Write-down of impaired application software	409	—
Cost of foreign controlled entity sold – revision of accounting estimate	(64)	—
Decrease/(increase) in life insurance investment assets	(2,214)	(1,593)
Increase/(decrease) in provision for income tax	(453)	(54)
Net increase/(decrease) in provision for deferred tax and future income tax benefits	(65)	19
Net decrease/(increase) in trading securities	(449)	(4,345)
Unrealised (gain)/loss on trading derivatives	371	(2,010)
Net movement in mortgage loans held for sale	(22)	50
Other provisions and non-cash items	519	(24)
Net cash provided by/(used in) operating activities	6,317	(481)

(b)  Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other financial institutions and due to other financial institutions.

Cash and cash equivalents at the end of the year as shown in the consolidated statement of cash flows is reconciled to the related items on the statement of financial position as follows:

Cash and liquid assets (1)	8,080	8,405
Due from other financial institutions (1)	23,494	29,234
Due to other financial institutions (1)	(42,044)	(52,530)
Total cash and cash equivalents	(10,470)	(14,891)

(1)       Comparative information has been restated to reflect the reclassification of reverse repurchase agreements from ‘loans and advances’ to ‘cash and liquid assets’ and ‘due from other financial institutions’.  Comparative information has also been restated to reflect the reclassification of repurchase agreements with other financial institutions from ‘deposits and other borrowings’ to ‘due to other financial institutions’.  Refer to note 1 for further information.

(c) Non-cash financing and investing activities

New share issues
Dividend reinvestment plan	616	170
Bonus share plan	98	105
Movement in assets under finance lease	14	(11)

14  Details of controlled entities gained or lost during the year

There were no entities over which the Group gained control during the year ended September 30, 2004, except as described below.

During 2003, the Group’s life insurance statutory funds reorganised their business operating model to increase the level of investments held through registered schemes rather than directly held investments in debt and equity securities.  As the statutory funds are considered to have the capacity to control a certain number of these registered schemes, the Group has consolidated them.  The names of the registered schemes over which the Group gained control as at September 30, 2004 are as follows:

•                  WM Sector – Diversified Debt (Short) Trust

•                  WM Sector – Property Securities Trust

•                  National Diversified Managers Fixed Interest Fund

The Group disposed of National Australia Fund Management Limited and National Australia Life Company Limited on December 22, 2003 and December 31, 2003 respectively.

The names of the registered schemes over which the Group has lost control as at September 30, 2004 are as follows:

•                  MLCI Pool - Global Fixed Interest Trust

•                  MLCI Pool - Australian Fixed Interest Trust

•                  NCIT - Property Securities Trust

None of the above entities made a material contribution to the Group’s profit from ordinary activities during the year or the previous year.

15  Other information

Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.  The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position.  Where appropriate, provisions have been made.

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group.  The aggregate of potential liability in respect thereof cannot be accurately assessed.

Contingent liability - amended assessments from the Australian Taxation Office - exchangeable capital units capital raising

On February 26, 2004, the Company announced that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on the Company’s exchangeable capital units (ExCaps) for the tax years 1997 to 2000.  The ATO assessments are for $157 million of primary tax and interest and penalties of $150 million (after-tax), a total of $307 million (after-tax).  The ATO is considering its position in respect of interest deductions claimed by the Company on its ExCaps for 2001 to 2003.  The amount of primary tax relating to these interest deductions is approximately $135 million.  If the ATO issues amended assessments in respect of these years it is possible interest and penalties would also apply.

The Company is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged.

The Company has paid 50% of the amounts owing under the amended assessments.  This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Company expects recovery of the amount paid to the ATO.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the 2004 year.  The Company will not tax-effect interest paid on the ExCaps after October 1, 2003 whilst the tax treatment is in dispute.  As a result, a permanent difference of $33 million has been recognised by the Company in determining income tax expense for the 2004 year.

Contingent liability - amended assessments from the Australian Taxation Office - TrUEPrSSM capital raising

On April 19, 2004, the Company announced that it had received amended assessments from the ATO which seek to disallow interest deductions claimed by the Company in respect of its TrUEPrSSM capital raising for the years 1999 to 2002.  The ATO assessments are for $85 million of primary tax and interest and penalties of $65 million (after-tax), a total of $150 million (after-tax).  The ATO is also expected to issue amended assessments for 2003 and 2004 income years and the expected total additional primary tax payable for those years is $20 million.  If the ATO issues amended assessments in respect of those years it is possible interest and penalties would also apply.  No further disputed tax amounts will arise in relation to future years as the TrUEPrS were redeemed in January 2004.

The Company is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged.

The Company has paid 50% of the amounts owing under the amended assessments.  This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Company expects recovery of the amount paid to the ATO.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the 2004 year.

Contingent liability - amended assessment from the New Zealand Inland Revenue Department - structured finance transactions

A wholly-owned subsidiary of the Company, BNZ Investments Limited, together with some of its subsidiaries, have received amended tax assessments from the New Zealand Inland Revenue Department (IRD) with respect to three structured finance transactions entered into in the 1998 and 1999 income years.  The amended assessments are for income tax of approximately NZ$36 million, plus interest of approximately NZ$21 million.  The possible application of penalties has yet to be considered by the IRD.  In addition, the IRD has also issued amended assessments based on an alternative approach to reassessing the transactions. This alternative approach results in a lower additional tax liability.

The IRD has not yet issued amended assessments for these three disputed transactions for income years after 1999.  Notwithstanding that, based on the assessments received to date, the maximum sum of primary tax which the IRD might claim for the years from 1999 to 2004 is approximately NZ$240 million.  Interest would be charged in the event that the IRD were to issue amended assessments for this period.  Penalties may also be considered by the IRD.

The IRD is also investigating two other transactions in the BNZ Investments Limited structured finance portfolio, which have materially similar features to those for which the above assessments have been received.  Should the IRD take the same position for these transactions, the additional primary tax liability would be NZ$111 million, plus interest.  Penalties may also be considered by the IRD.

Therefore the total potential tax in dispute for the period to September 30, 2004 is NZ$387 million, plus interest of approximately NZ$86 million (net of tax). As noted above the IRD may also consider imposing penalties.

The Group is confident that its position in relation to the application of the taxation law is correct and it intends to dispute the IRD’s position with respect to these transactions.  The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law.  The transactions are similar to transactions undertaken by other New Zealand banks.

Sale of SR Investment, Inc.

The Company and its controlled entity, MSRA Holdings, Inc., have a contingent liability arising in connection with the sale of SR Investment, Inc. (which was the direct holding company of HomeSide US at the time of the sale) to Washington Mutual Bank, FA. (WaMu), which was completed on October 1, 2002.  Under the sale agreement, the Company and MSRA Holdings, Inc. have given customary representations, warranties and indemnities in respect of SR Investment, Inc. and HomeSide US and their business, assets and liabilities.  The majority of these representations, warranties and indemnities expire after four years; however, some have differing time and liability limitations and some are uncapped in terms of time and amount. The maximum potential loss arising from the contingent liability to WaMu will depend upon the type of warranty or indemnity claimed by WaMu, if any.  As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to WaMu.  It is not envisaged that any material unrecorded loss is likely to arise from this contingent liability.

Compliance statement

This preliminary final report is a general purpose financial report prepared in accordance with the ASX listing rules.  It should be read in conjunction with any announcements to the market made by the entity during the period.

The preliminary final report has been prepared in accordance with the recognition and measurement requirements of applicable Australian Accounting Standards and Urgent Issues Group Consensus Views.

The financial statements of the Group are in the process of being audited.

November 10, 2004

Garry F. Nolan
Company Secretary

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan Crook

Date: 10 November 2004	Title: Associate Company Secretary